SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Position and Operating Results

We are a silver resource company that has assembled a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  With the Pirquitas Project entering production during 2009, we are now focused on operating and producing silver from our Pirquitas mine and on advancing our five other principal projects, including the San Luis project, the Pitarrilla project, the Diablillos project, the Snowfield project and the Brucejack project.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may opportunistically monetize certain of our other assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the years ended December 31, 2009, 2008 and 2007 is prepared as of March 4, 2010 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise.  We direct investors to the section “Risks and Uncertainties” and to page 39 for a cautionary statement on forward-looking information and non-GAAP financial performance measures included within this MD&A. Additional information relating to us, including our annual information form, is available free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

2009 HIGHLIGHTS AND SIGNIFICANT EVENTS

•
We entered production at our Pirquitas mine effective December 1, 2009.  We produced a total of 1.1 million ounces of silver during the year, and sold 460,100 ounces since the commencement of production.

•	Recorded a net loss for the year of $13.2 million (2008 - $5.9 million; 2007 - $34.0 million) or $0.19 per share (2008 - $0.09 per share; 2007 - $0.55 per share).

o	Revenue of $5.4 million since the commencement of production; and

o	Cost of sales of $8.0 million, including $1.0 million in non-cash inventory write-down to net realizable value, $2.0 million in non-cash depletion, depreciation and amortization.

•	We incurred a total of $140.6 million (2008 - $154.3 million) for construction and development of the Pirquitas mine.

•	We incurred exploration expenditures of $24.3 million (2008 - $37.1 million; 2007 - $34.8 million) to advance our other key properties during the year. Significant expenditures included:

o	$10.3 million at the Snowfield Project in Canada (2008 - $4.6 million; 2007 - $2.4 million);

o	$5.4 million at the San Luis Project in Peru (2008 - $6.5 million; 2007 - $7.6 million);

o	$4.3 million at the Pitarrilla Project in Mexico (2008 - $17.9 million; 2007 - $16.4 million); and

o	$1.7 million at the Diablillos Project in Argentina (2008 - $5.7 million; 2007 - $4.4 million).

SUMMARIZED ANNUAL FINANCIAL AND OPERATIONAL RESULTS

(thousands of dollars, except production data and per share amounts)

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with those statements:

	2009		2008	2007
	December (1)	Full year

Production Data (2)

Tonnes milled	110,767	410,454	n/a	n/a
Silver head grades (grams/tonne)	262	185	n/a	n/a
Silver recoveries	58.4%	45.0%	n/a	n/a
Silver produced (ounces)	545,600	1,114,300	n/a	n/a
Silver sold (ounces)	460,100	602,400	n/a	n/a

(1)	We entered production at our Pirquitas mine in Argentina on December 1, 2009. As a result, 2009 is our first year of reported revenues and production data.
(2)	Production during 2009 included processing historical jig tailings to prove the mechanical operation of the plant; since December 1, 2009, the tonnes milled were primarily oxide ore.

	2009	2008	2007

Cash cost per ounce of silver (3)

Cash production cost	$8.99	n/a	n/a
Cash operating cost	$16.57	n/a	n/a
Total cost	$20.30	n/a	n/a

Revenues (4)	$5,442	$-	$-

Average realized silver price (per ounce)	$17.49	n/a	n/a
Average London spot silver price (per ounce)	$17.67	n/a	n/a

Other financial information

Net loss	$(13,193)	$(5,946)	$(33,965)
Basic and diluted loss per share	$(0.19)	$(0.09)	$(0.55)

Cash and cash equivalents	$26,659	$72,013	$81,600
Total assets	$749,925	$567,905	$504,851
Working capital	$24,515	$41,486	$118,680
Long-term convertible notes	$110,739	$104,046	$-
Cash dividends declared	$-	$-	$-

(3)
The calculation of cash production cost, cash operating cost and total cost per ounce of silver is net of by-product sales revenue (by-product credits were $nil in 2009). We use cash costs per ounce of silver, a non-GAAP measure, to manage and evaluate operating performance at our Pirquitas mine. See page 15, "Non-GAAP Financial Performance Measures".

(4)	Revenues are reported net of deductions, treatment and refining charges.

For the years ended December 31, 2008 and 2007, we had no sales or other operating revenues.  We successfully achieved production at our Pirquitas mine in Argentina on December 1, 2009 on completion of the operational commissioning and testing phase.  Management determines the operational commissioning and testing phase to be completed when testing of significant mine and plant components is complete, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

Review of Annual Financial Results

For the year ended December 31, 2009, we recorded a net loss of $13,193,000 ($0.19 per share) compared to a net loss of $5,946,000 ($0.09 per share) in 2008 and a net loss of $33,965,000 in 2007 ($0.55 per share).  The following is a summary and discussion on the various components of income and expenses recorded during the year compared to the prior year:

2009 Compared to 2008

Since the commencement of production, we recorded sales revenue of $5,442,000 on shipment of 2,893 tonnes of silver concentrate containing 460,100 ounces of silver.

Cost of sales related to concentrate sold during the month of December was $5,926,000, including a non-cash inventory write-down of $1,022,000 to net realizable value.  Non-cash depletion, depreciation and amortization for the period since the start of production was $2,039,000.

	2009	2008
	$(000)	$(000)

General and administration	10,287	9,031
Stock-based compensation	6,319	9,601
Property examination and exploration	459	340
Reclamation and accretion	366	318
	17,431	19,290

General and administration expenses during 2009 were $10,287,000 compared to $9,031,000 in 2008.  The increase in general and administrative expenses was the result of office relocation costs, recruiting fees and an increase in aggregate salaries and employee benefits related to hiring additional senior staff as we transition to a producing mining company.   General and administration includes depreciation expense on corporate office assets and was $229,000 during 2009 compared to $288,000 recorded in 2008.

Stock-based compensation expense for 2009 was $6,319,000 compared to $9,601,000 in 2008.  Stock-based compensation expense is recognized over the vesting period of the options granted.  The decrease in total stock-based compensation from prior year was due to fewer unvested stock options outstanding during the current year.  Stock-based compensation assigned to mineral properties during the year was $228,000 compared to $61,000 during 2008.  The increase in the amount assigned to mineral properties in 2009 compared to 2008 is the result an increase in stock options granted to employees working on the Pitarrilla and San Luis projects during 2009.

We incurred $459,000 in property examination and exploration expenditures during 2009 compared to $340,000 in 2008.  The increase in property examination and exploration over the prior year of $119,000 is the result of an increase in general exploration expenditures during the year.

Reclamation and accretion expense in 2009 was $366,000 compared to $318,000 in 2008.  There was no significant change in accretion expense or cash site restoration and clean-up costs from 2008 to 2009.

During the year, we increased our estimate for asset retirement obligations as a result of changes in the amount and timing of estimated cash flows by $7,325,000, primarily related to our Pirquitas mine as we enter into continuous production.

	2009	2008
	$(000)	$(000)

Investment income	1,100	3,039
Foreign exchange gain	4,993	200
Interest expense and financing fees	(1,095)	(6,499)
	4,998	(3,260)

Investment income was $1,100,000 for 2009 compared to $3,039,000 in 2008.  The decrease in investment income is due to a combination of factors, including less funds being available for investment and lower yields on investments.  As a result of significant volatility in the credit markets, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in U.S. and Canadian government treasury bills.  These treasuries are considered to be lower risk and as a result have lower yields.

Foreign exchange gain for 2009 was $4,993,000 compared to $200,000 in 2008.  We hold a significant portion of our cash and cash equivalents and incur the majority of our expenditures in U.S. dollars.  With the change in our functional currency from Canadian dollars to U.S. dollars effective January 1, 2009, our main exposure to foreign exchange risk is related to our net assets denominated in Canadian dollars and Argentinean pesos.  The foreign exchange gain in the current year reflects the strengthening of the Canadian dollar and Argentinean peso against the U.S. dollar.  In 2008, our functional currency was the Canadian dollar and the foreign exchange gain reflects the strengthening of the U.S. dollar versus the Canadian dollar on our net assets denominated in U.S. dollars.

We incurred interest and financing fees of $1,095,000 in 2009 compared to $6,499,000 in 2008.  Interest and accretion cost of $11,808,000 related to our convertible notes was capitalized to construction in progress until the start of production.  During 2008, we recorded $2,726,000 of interest and accretion expense to net loss and $3,773,000 of financing fees related to our convertible notes financing.

	2009	2008
	$(000)	$(000)

Gain (loss) on sale of marketable securities and other investments	(1,279)	2,090
Unrealized gain on financial instruments held-for-trading	412	114
Gain on sale of mineral property	167	31,463
Write-down of marketable securities and other investments,
net of interest received	534	(22,794)
Write-down of convertible debenture	(2,002)	-
Write down of mineral property	(377)	-
Gain on sale of silver bullion	-	23,699
	(2,545)	34,572

Gain (loss) on sale of marketable securities and other investments was a loss of $1,279,000 in 2009 compared to a gain of $2,090,000 in 2008.  In November 2009, we sold our Class A-1 and A-2 asset-backed commercial paper investments for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000.  We also recorded a gain on sale of marketable securities of $1,824,000 in 2009 compared to a gain on sale of marketable securities of $2,090,000 in 2008.

Unrealized gain on financial instruments held-for-trading during the year was $412,000 compared to $114,000 in the prior year.  The unrealized gain in the current year is the result of revaluation of the conversion feature on our convertible debenture.  The gain in the prior year consists of $1,429,000 gain on mark-to-market adjustment of foreign exchange options net of $1,389,000 loss on revaluation of the conversion feature on our convertible debenture, $27,000 loss on mark-to-market adjustment on stock warrants investments and $101,000 unrealized foreign exchange gain on translation.

We recorded a gain on sale of mineral properties of $167,000 compared to $31,463,000 in 2008.  In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”).  Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko.  The sale resulted in a gain of $167,000.  In July 2008, we completed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  The sale resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

Write-down of marketable securities and other investments, net of interest received resulted in income of $534,000 in 2009 compared to a write-down of $22,794,000 in 2008.  We were unable to receive a reasonable bid for the remaining notes upon sale of our Class A-1 and A-2 notes during 2009, and as a result, the remaining carrying value of $2,113,000 was written off during the year.  The 2009 write-down is net of interest and principal repayments of $2,647,000 received during the year.  This compares to a write-down of our other investments of $17,903,000 in 2008.  In 2008, we also recorded a write-down of available-for-sale marketable securities of $4,891,000 related to a decline in fair values determined to be other-than-temporary.

During 2009, we renegotiated the terms of our convertible debenture with Aurcana resulting in a reduction in the coupon rate from 3% per year to 1.5% in the first year and an increase to 4% per year thereafter.  As a result, a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana was recorded during the year to reflect the fair value of the restructured debenture.

During the first quarter of 2009, we allowed our mineral rights for La Bandera project in Mexico and Veca project in Peru to lapse.  As a result, we recorded a $377,000 write-down of mineral properties to net loss during the year.  No similar write-down of mineral properties was recorded during 2008.

In March 2008, we sold our silver bullion for cash proceeds of approximately $39,648,000, resulting in an after-tax gain of $23,699,000.  No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

	2009	2008
	$(000)	$(000)

Current income tax recovery (expense)	2,221	(14,575)
Future income tax recovery (expense)	2,087	(3,393)
	4,308	(17,968)

For the year ended December 31, 2009, we recorded a current income tax recovery of $2,221,000 compared to an expense of $14,575,000 in 2008.  During 2009, we generated sufficient loss pools to reverse taxes payable of $2,006,000 which was recorded in the prior years.  We also finalized our tax filing related to the sale of the Shafter Silver project during 2009, which resulted in a reduction in our original estimate of income tax expense by $900,000.  These income tax recoveries were partially offset by export tax of $685,000 imposed by the Argentinean government for silver concentrate sales during 2009.  The majority of the income tax expense recorded in 2008 relates to the sale of the Shafter Silver project.

Future income tax recovery during the year was $2,087,000 compared to an expense of $3,393,000 in 2008.  During 2009, we recorded a future income tax recovery of $1,053,000 resulting from a current period loss from our Pirquitas operations, which can be used against future taxable income in Argentina.  We also recorded a future income tax recovery of $1,034,000 (2008 – expense of $3,393,000, which reflects the tax effects of unrealized gains (losses) on our marketable securities during the respective years.

2008 Compared to 2007

	2008	2007
	$(000)	$(000)

General and administration	9,031	8,223
Stock-based compensation	9,601	13,955
Property examination and exploration	340	73
Reclamation and accretion	318	728
	19,290	22,979

General and administration expenses during 2008 were $9,031,000 compared to $8,223,000 in 2007.  The increase in general and administrative expenses was the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2008 as well as higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties. General and administration includes depreciation expense on corporate office assets and was $288,000 during 2008 compared to $296,000 recorded in 2007.  The change in depreciation expense was minimal as no significant assets were purchased at our corporate office.

Stock-based compensation expense for 2008 was $9,601,000 compared to $13,955,000 in 2007.  The 2008 expense was allocated as follows: $1,976,000 was related to general and administration for directors and consultants as compared to $2,609,000 in 2007, and $7,625,000 was related to employee salaries and benefits as compared to $11,346,000 in 2007.  The decrease in stock based compensation was related to vesting of stock options granted in prior years and less stock options being issued in the current year.

We incurred $340,000 in property examination and exploration expenditures in 2008 compared to $73,000 in 2007, reflecting an increase in generative activity in Mexico.

Reclamation and accretion expense in 2008 amounted to $318,000 compared to $728,000 in 2007.  The decrease during 2008 was the result of less reclamation activity at the Duthie project during the year compared to the prior year.

	2008	2007
	$(000)	$(000)

Investment income	3,039	6,287
Foreign exchange gain (loss)	200	(3,282)
Interest expense and financing fees	(6,499)	-
	(3,260)	3,005

Investment income was $3,039,000 for 2008 compared to $6,287,000 in 2007.  The decrease in investment income was due to lower yields on investments.  As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in U.S. and Canadian government treasury bills.  These treasuries have lower yields.

Foreign exchange gain for 2008 was $200,000 compared to a loss of $3,282,000 in 2007.  In 2008 and 2007, our functional currency was the Canadian dollar.  As proceeds from our convertible debt financing and sale of silver bullion were in U.S. dollars, we held a significant portion of our cash in U.S. funds.  Therefore, the strengthening of the U.S. dollar versus the Canadian dollar would result in a foreign exchange gain and vice versa.  The decrease in foreign exchange loss in 2007 to a foreign exchange gain in 2008 reflects the strengthening in the U.S. dollar versus the Canadian dollar during the year.

Interest and financing fees were $6,499,000 in 2008 compared to $nil in 2007.  In February 2008, we successfully completed a $138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,773,000 incurred relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.  In addition, $2,726,000 of interest and accretion expense related to the convertible notes was recorded to net loss during the year compared to $nil in 2007.

	2008	2007
	$(000)	$(000)

Gain on sale of marketable securities and other investments	2,090	605
Unrealized gain (loss) on financial instruments held-for-trading	114	(1,801)
Gain on sale of mineral property	31,463	459
Write-down of marketable securities and other investments	(22,794)	(12,232)
Gain on sale of silver bullion	23,699	-
	34,572	(12,969)

Gain on sale of marketable securities was $2,090,000 for 2008 compared to $605,000 in 2007 as we sold some of our marketable securities during the year.

Unrealized gain on financial instruments held-for-trading during the year was $114,000 compared to a loss of $1,801,000 in the prior year.  The gain in the current year consists of $1,429,000 gain on mark-to-market adjustment of foreign exchange options net of $1,389,000 loss on revaluation of Aurcana convertible debenture, $27,000 loss on mark-to-market adjustment on stock warrants investments and $101,000 unrealized foreign exchange gain on translation.  The unrealized losses in the prior year were primarily related to mark-to-market adjustment of foreign exchange options.

In July 2008, we completed the sale of the Shafter Silver project in Presidio County, Texas, to Aurcana.  The sale resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).  In 2007, we sold a number of mineral properties for a total gain of $459,000.

Write-down of marketable securities and other investments was $22,794,000 in 2008 compared to $12,232,000 in 2007.  During 2008 we recorded a write-down on other investments of $17,903,000 related to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper compared to a write-down of $12,232,000 on these investments recorded during 2007.  In 2008, we also recorded a write-down of available-for-sale marketable securities of $4,891,000 related to a decline in fair values determined to be other-than-temporary.

	2008	2007
	$(000)	$(000)

Current income tax expense	(14,575)	-
Future income tax expense	(3,393)	(1,022)
	(17,968)	(1,022)

During 2008, we recorded income tax expense of $14,575,000 as compared to $nil in 2007.  The majority of the income tax expense in 2008 relates to the sale of the Shafter Silver project.

Future income tax expense during 2008 was $3,393,000 compared to $1,022,000 in 2007.  During 2008, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.  Future income tax expense reflects the tax effect on the change in fair value of our marketable securities, which decreased significantly since the third quarter.

Selected Quarterly Data

	2009				2008
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenue	5,442	-	-	-	-	-	-	-

Stock-based compensation	(1,549)	(1,247)	(1,609)	(1,914)	(2,165)	(2,600)	(2,412)	(2,424)

Earnings (loss) (1)	(9,126)	(95)	(1,374)	(2,598)	(14,312)	11,951	(5,913)	2,328

Basic and diluted
earnings (loss) per share	(0.13)	(0.00)	(0.02)	(0.04)	(0.23)	0.19	(0.09)	0.04

(1)	Includes non-cash stock-based compensation expense disclosed above.

The changes in comparative results of operations on a quarter by quarter basis are primarily the result of fluctuations in the following areas: foreign exchange gain (loss), gain (loss) on sale of marketable securities, mark-to-market adjustment on marketable securities, gain on sale of silver bullion, and write-down of other investments.

Revenue from the sale of silver concentrate commenced in December 2009 resulting in increased revenues for the fourth quarter of 2009.  The related cost of sales during the fourth quarter was $7,965,000.  We sold our Class A-1 and A-2 asset-backed commercial paper investments during the fourth quarter for a loss on sale of $3,103,000 and a write-down of other investments for the remaining carrying value of $2,113,000, as we were unable to receive a reasonable bid for the remaining notes.

Fourth Quarter Results

During the fourth quarter of 2009, we recorded a net loss of $9,126,000 ($0.13 per share) compared to a net loss of $14,312,000 ($0.23 per share) for the same quarter of 2008.  The net loss is primarily the result of loss from mine operations of $2,523,000 (2008 - $nil), loss on sale of other investments of $3,103,000 (2008 - $nil), write-down of other investments of $2,113,000 (2008 – $nil), foreign exchange gain of $395,000 (2008 – loss of $3,100,000) and non-cash stock based compensation of $1,549,000 (2008 - $2,165,000), net of current and future income tax recoveries of $3,341,000 (2008 – expense of $1,273,000).  In the fourth quarter of 2008, we also recorded a $4,891,000 mark to market write-down of marketable securities with declines in fair value that were considered other than temporary.

During the fourth quarter of 2009, total capital expenditures on the Pirquitas project were $21,236,000 (2008 - $49,095,000; 2007 - $25,790,000), which includes $20,405,000 (2008 - $47,989,000; 2007 - $11,955,000) in construction and mining equipment and $831,000 (2008 - $1,106,000; 2007 - $11,461,000) in project development costs.  Other significant mineral property expenditures include $752,000 (2008 - $3,576,000; 2007 - $4,659,000) for Pitarrilla, $339,000 (2008 - $1,912,000; 2007 - $2,509,000) for Diablillos and $1,677,000 (2008 - $1,698,000; 2007 - $1,451,000) for San Luis.

FINANCIAL POSITION AND LIQUIDITY

At December 31, 2009, we held $26,659,000 (2008 - $72,013,000) in cash and cash equivalents and $17,863,000 (2008 - $10,923,000) in marketable securities.  Working capital at December 31, 2009 was $24,515,000 (2008 - $41,486,000).

The decrease in cash from 2008 to 2009 is mainly attributed to:

•	$127,037,000 spent to advance the development and complete the construction of Pirquitas;

•	$25,157,000 spent on mineral properties;

•	$10,058,000 spent on general and administrative expenses;

        net of:

•	$140,835,000 raised from equity financings;

•	$24,133,000 proceeds from sale of marketable securities and other investments;

With the achievement of production at our Pirquitas mine in December 2009, we continue to ramp up the production capacity at the mine, we may, from time-to-time, access the equity market or liquidate our non-core assets to finance our operations.

Subsequent to year-end, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,619,000, net proceeds were approximately $107,770,000.

Summary Cash Flow Information

	2009	2008	2007
	$(000)	$(000)	$(000)

Cash (used in) generated by operating activities	(39,943)	(19,093)	23,620
Cash generated by financing activities	146,413	138,719	10,973
Cash used in investing activities	(151,824)	(129,213)	(150,038)
Cash balance, beginning of year	72,013	81,600	197,045
Cash balance, end of year	26,659	72,013	81,600

Operating Activities

At December 31, 2009, we had cash resources of $26,659,000 compared to $72,013,000 in 2008 and $81,600,000 in 2007.

Cash flow used in operations increased $20,850,000 from $19,093,000 in 2008 to $39,943,000 in 2009.  We incurred a net loss during the year of $13,193,000 compared to $5,946,000 in 2008.  Continuation of our development and construction of the Pirquitas mine during 2009 resulted in higher administration and corporate costs as well as a loss from mine operations during December 2009 after the commencement of production.  The increased activity at the Pirquitas mine resulted in an increase to accounts receivable, inventories, prepaid expenses and deposits and accounts payable during 2009 compared to 2008.

The decrease in cash flow generated from 2007 to 2008 was attributed to a foreign exchange gain on our funds held in U.S. Dollars, offset by financing fees and interest expense related to issuance of convertible debt, additional salaries, professional fees and general and administrative costs.

Financing Activities

	2009	2008	2007
	$(000)	$(000)	$(000)

Shares issued for cash	155,578	2,192	10,973
Share issue costs	(9,165)	-	-
Proceeds from issuance of convertible notes	-	138,000	-
Financing costs related to equity portion of
convertible notes financing	-	(1,473)	-
Cash generated by financing activities	146,413	138,719	10,973

During 2009, a total of $146,413,000 was raised through financing activities as compared to $138,719,000 in 2008 and $10,973,000 in 2007.

During 2009, we closed public share offerings of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and estimated offering expenses of $9,165,000, net proceeds were $140,835,000.  Net proceeds from the offerings have been, and will continue to be, used to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding and for other general corporate purposes.

In 2008, we sold $138,000,000 senior convertible notes for net proceeds of $132,753,000 after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We used the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project, for the exploration of our other properties, for working capital and for general corporate purposes.

In 2009, a total of 385,632 (2008 – 186,100; 2007 – 886,600) shares were issued on the exercise of stock options for total proceeds received of $5,578,000 in 2009 (2008 – $2,192,000; 2007 - $10,973,000).  The weighted average price received on the exercise of options was C$15.63 (2008 - C$12.46; 2007 - C$13.30) per share.

Investing Activities

We spent $25.2 million (2008 - $36.8 million; 2007 - $33.9 million) for exploration and $127.0 million (2008 - $132.9 million; 2007 - $48.2 million) for development, construction and mining equipment at Pirquitas during the year.

During the year, approximately $90.5 million was incurred on construction and mining equipment and $50.1 million in development costs at the Pirquitas project in Argentina.  The total cost incurred for the construction of the plant facilities and equipment when we commenced production on December 1, 2009 was $254.6 million compared to the previous estimate of $233 million.  The additional $21.6 million includes an additional $7.5 million expended during ramp up for enhancements made to the original plant design to optimize the silver flotation circuit and the remainder of the increase is primarily the result of general cost overruns as a result of the delay in construction.

A summary of the exploration expenditures by mineral property follows:

	2009	2008	2007
	$(000)	$(000)	$(000)

Bowdens	202	245	565
Candelaria	271	282	300
Challacollo	336	213	1,859
Diablillos	1,656	5,663	4,436
Pitarrilla	4,304	17,866	16,360
San Luis	5,364	6,549	7,626
Snowfield	10,345	4,643	2,392
Veta Colorada	138	567	74
Other	1,709	1,075	1,145
Change in non-cash working capital	832	(347)	(814)
	25,157	36,756	33,943

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

Subsequent to December 31, 2009, we completed the sale of our Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) for total consideration of $14,250,000 (C$15,000,000), with up to $7,125,000 (C$7,500,000) payable in common shares of Silvercorp, for an estimated after tax gain of $12,100,000.

OPERATIONS

Pirquitas Mine, Argentina

The Pirquitas Mine produced 1.1 million ounces of silver during the year, achieved production on December 1, 2009 and produced 545,600 silver ounces in December at a cash production cost per ounce of $8.99.  After deductions, treatment and refining charges, inventory adjustments, and royalties and export taxes, total cash operating cost per ounce is $16.57.  A total of $140,603,000 was incurred at the Pirquitas property in Argentina during the year, which includes $90,534,000 on mine construction and mining equipment and $50,069,000 in project development activities.

We began open pit pre-stripping in July 2008 and 18.0 million tonnes of material have been moved since that time.  During 2009, the open pit mine operated at the design rate of 43,000 tonnes per day and 14.3 million tonnes of material have been moved.

The plant has a crushing capacity of 6,000 tonnes per day. This feeds a pre-concentration plant that is designed to feed the mill at a rate of 3,200 tonnes per day. The mill’s feasibility design capacity was exceeded in both November and December of 2009, and we declared production as of December 1, 2009.

During the third quarter, as envisioned in the feasibility study, the historical jig tailings were used to provide material to prove the operation of the processing facility and were fed through the silver circuit.   The metallurgical performance from the jig tailings was disappointing as a result of the variation in head grade and oxidation precipitates within the jig tailings.  This resulted in inconsistent silver recoveries ranging from 30% to 60% and concentrate grades ranging from 900 grams of silver per tonne to in excess of 5 kilograms of silver per tonne.

In the fourth quarter, we began processing oxide from the open pit, which had been stockpiled throughout the year.  We achieved silver recoveries exceeding 50% from this mill feed and concentrate grades over 15,000 grams of silver per tonne.

The mill began processing transitional ore during the first quarter of 2010.  Current mining activity has exposed sulphide ore, which is expected to be introduced to the mill in the first quarter and processed at full capacity during the second quarter of 2010.   Production in 2010 is planned to be seven million ounces of silver at an average cash production cost of $9.00 per ounce of silver (net of by-product credits).  The tin circuit is commissioned and will be operated when suitable material is available, expected during the second quarter of 2010.   Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in this MD&A.

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina.  We are reviewing our rights with legal counsel while we pay this export duty under protest.

EXPLORATON

San Luis, Peru

A total of $5,364,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $6,549,000 in 2008 and $7,626,000 in 2007.

An updated resource estimate completed in the fourth quarter of 2008 defined a measured and indicated resource of 348,000 ounces of gold resources and 9.0 million ounces of silver resources.

A draft feasibility study on placing the project into production has been prepared.  Additional work is underway to finalize the study, which is anticipated to be completed in the second quarter of 2010. We currently hold a 55% interest in the San Luis Joint Venture and will increase our interest to 70% on finalization of the feasibility study.  We have the right to increase our interest to 80% by placing the San Luis project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

The joint venture is currently negotiating long-term land access agreements for the project.

Pitarrilla, Mexico

A total of $4,304,000 was spent on our Pitarrilla property in Mexico during the current year compared to $17,866,000 in 2008 and $16,360,000 in 2007.

During the second quarter of 2009, the company completed a pre-feasibility study for the underground component of the Breccia Ridge Zone, the potential first phase of a staged underground and open pit development of Pitarrilla.  Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces.

The Breccia Ridge Zone, containing 63% of Pitarrilla’s total silver resource of 643.6 million ounces of measured and indicated silver resources and 82.3 million ounces of inferred silver resources, is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

As presented in the pre-feasibility study, the underground project has a 12-year mine life, mining 4,000 tonnes per day and producing approximately 7 million ounces of silver per year.  Capital costs are projected at $277 million with average operating costs of $33.81 per tonne.  Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead. Ore processing will produce two concentrates: lead and zinc.

A feasibility study on the underground component of Breccia Ridge has commenced and will be completed by the end of 2010.

Engineering and test work continues on the four other surface zones: Peña Dike, Cordon Colorado, Javelina Creek and South Ridge.  These four zones contain approximately one-third of the total Pitarrilla resources and will complement the contemplated underground and open-pit scenarios of Breccia Ridge.

Pitarrilla is 100%-owned by Silver Standard and is among the largest silver discoveries in the last decade.

Diablillos, Argentina

A total of $1,656,000 was spent during 2009 at the wholly-owned Diablillos silver-gold project located 275 kilometers south of the Pirquitas Mine in northwestern Argentina during the year compared to $5,663,000 in 2008 and $4,436,000 in 2007.

During 2007 and 2008, we completed over 17,700 meters of diamond drilling at the Diablillos Project.  The objective of this program was to better define the known inferred resource.  An independent Qualified Person as defined in NI 43-101 was engaged to prepare an updated resource estimate for the Diablillos project, which was completed in the second quarter of 2009.

The indicated resources now total 640,000 ounces of gold and 77.1 million ounces of silver, in addition to inferred resources totalling 187,000 ounces of gold and 6.3 million ounces of silver.  These resources are based on a $10 recovered metal values cutoff, and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00, 40%).  In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos was completed.

Engineering studies are currently underway to determine the optimal method of mining the deposit: underground or open pit.  On completion of these studies, a preliminary economic assessment will be completed to test the potential economics of the project.  Depending on the results of the preliminary economic assessment, a preliminary feasibility study will be undertaken.

Snowfield/Brucejack, Canada

A total of $10,345,000 was spent during 2009 at the Snowfield and Brucejack Projects during the year compared to $4,643,000 in 2008 and $2,392,000 in 2007.

During the year, we completed 23,778 meters of drilling in 42 holes at the 100%-owned Snowfield Project.  The project, located in northwestern British Columbia, Canada, hosts a significant gold resource.  In 2009, we released the updated resource estimate for the Snowfield project with 19.77 million ounces of measured and indicated and 10.05 million ounces of inferred gold resources at a cut-off grade of 0.35 grams of gold-equivalent per tonne.

In 2010, we plan to focus on expanding the known higher grade resources, upgrading higher grade inferred resources to measured and indicated category, and advancing metallurgical and geotechnical programs.  The 2010 exploration program will include approximately 16,000 meters of drilling at the Snowfield Project.

Brucejack is a wholly-owned gold-silver property immediately south of the Snowfield project.  The Brucejack Project was formerly known as the Sulphurets Project.

During the year we completed 17,846 meters of drilling in 37 holes.  In 2009, we released measured and indicated resources for the Brucejack Project of 4.04 million ounces of gold and 65.4 million ounces of silver and inferred resources of 4.87 million ounces of gold and 71.5 million ounces of silver based on a cut-off grade of 0.35 grams of gold-equivalent per tonne.  The Brucejack Project to date comprises six modeled deposits including four deposits previously reported in the Sulphurets resource.  In 2010 we plan to focus on an extensive drilling program of approximately 24,000 meters of drilling to further delineate the mineral resource at the Brucejack Project.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the non-GAAP measures of production cost per ounce of silver, cash cost per ounce of silver and total cost per ounce of silver to manage and evaluate operating performance.  Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning and are non-GAAP measures.  We believe that these measures, in addition to GAAP measures, will be used by investors to evaluate our performance and future ability to generate cash flows.  The following table provides a reconciliation to cost of sales, as reported in our audited Consolidated Statement of Earnings (Loss) for 2009:

	2009
	$	$/oz.

Cost of sales per annual consolidated financial statements	5,926	10.86
Inventory adjustment to net realizable value	(1,022)	(1.87)
Cash production costs (1)	4,904	8.99
Deductions, treatment and refining charges	2,315	4.24
Inventory adjustments	1,134	2.08
Royalties and export taxes	685	1.26
Cash operating costs	9,038	16.57
Depletion, depreciation and amortization	2,039	3.74
Total costs	11,077	20.30

Silver production (ounces)	545,600

(1) Cash production costs are defined as direct costs incurred at the Pirquitas mine site.

We commenced production at our Pirquitas mine during 2009, our first mine which has entered production, and as a result, we have not disclosed a reconciliation of cash production cost, cash operating cost, and total cost per ounce of silver produced for 2008 and 2007.

FINANCIAL INSTRUMENTS

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.  At December 31, 2009, there were no significant concentrations of credit risk and no amounts were held as collateral.

During 2009, we sold all of our concentrate production to one customer.  Our customer is a large international organization with a strong credit rating and, as a result, our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.  We received our first coupon payment of $134,000 on July 15, 2009.  As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at December 31, 2009 is as follows:

	2009	2008
	$	$

Cash and cash equivalents	26,659	72,013
Accounts receivable	6,238	2,772
Convertible debenture receivable	5,606	5,923
Value added tax recoverable	54,095	30,332
	92,598	111,040

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a rigorous planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Contractual obligations

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at December 31:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	48,265	-	-	-	48,265
Asset retirement obligations	341	2,486	2,404	19,135	24,366
Long-term convertible note repayments *	-	-	138,000	-	138,000
Interest on convertible notes *	6,210	12,420	9,315	-	27,945
Capital expenditure commitments	3,451	3,177	724	-	7,352
Minimum rental and lease payments	486	1,008	130	-	1,624
	58,753	19,091	150,573	19,135	247,552

* Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5%
per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Our capital expenditure commitments relate to contracts entered into in the normal course of business for ongoing mining operations at our Pirquitas mine.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	December 31, 2009
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	3,494	6,081	-	(1,658)
Mexican peso	214	-	515	(160)
Argentinean peso	4,094	-	54,095	(17,009)
Australian dollar	132	-	-	(19)
Peruvian soles	35	-	-	(180)
	7,969	6,081	54,610	(19,026)

During the year, we recognized a foreign exchange gain of $4,993,000 (2008 - $200,000; 2007 – loss of $3,282,000).  Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $4,961,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2009, the weighted average interest rate of our cash equivalents investment was 0.08% (2008 - 0.55%).  With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $643,000 (2008 - $1,584,000).

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2009, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

ADDITIONAL DISCLOSURES

Related Party Transactions

During the year ended December 31, 2009, we recorded administrative, technical services and expense reimbursements of $453,000 (2008 - $1,276,000; 2007 - $396,000) from companies related by common directors or officers.  At December 31, 2009, accounts receivable include $35,000 (2008 - $42,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Our accounting policies are described in note 2 of our 2009 audited annual consolidated financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our share price.  We utilize historical data to estimate option exercises and forfeiture behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Convertible Debenture Receivable

We follow accounting guidelines in determining the value of the liability and equity components of the convertible debenture receivable, as disclosed in note 6c to the annual consolidated financial statements.  The carrying value of the note receivable component was determined by discounting the stream of future payments of interest and principal over a 3 year expected life at the prevailing market rate for a similar debenture without the conversion feature.  The note receivable component is accreted over its expected life using the effective interest method.  The carrying value of the conversion feature was measured using the Black-Scholes valuation model.  The conversion feature component is re-valued at each period end with net change recorded to the net earnings.

In July 2009, Aurcana Corporation negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.  We received our first coupon payment of $134,000 on July 15, 2009.  As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

Convertible Notes

We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as disclosed in note 10 to the annual consolidated financial statements.  The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the prevailing market rate for a similar liability without the conversion feature.  The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.  We estimated the expected life of the debt based on early repayment rights exercisable by both parties in the fifth year of the agreement.

Changes in Accounting Policies

Mining exploration costs

Effective March 27, 2009, we adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Goodwill and intangible assets

Effective January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets,” and CICA Handbook Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Credit risk and the fair value of financial assets and financial liabilities

Effective January 1, 2009, we adopted EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This standard requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Financial instruments

We adopted amendments to CICA Handbook Section 3855 effective January 1, 2009. Amendments to this section have added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; changed the categories into which a debt instrument is required or permitted to be classified; changed the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  Adoption of these amendments did not result in a material impact on our consolidated financial statements.

We also adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which was amended to improve financial instrument disclosures to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  The impact of adopting these amendments for the year ended December 31, 2009 resulted in additional disclosures included within these consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

Business combinations and related sections

CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests”, replace CICA Handbook Sections 1581 and 1600.  The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These standards are effective January 1, 2011 prospectively, with early adoption permitted.

We have elected to adopt CICA Handbook Sections 1582, 1601 and 1602 on a prospective basis effective January 1, 2010.  The adoption of these standards is not expected to have a material impact on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011.  This includes a requirement to present comparative financial information in accordance with IFRS for 2010.  Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The following table provides a summary of our changeover plan, the key activities involved, and the current status of these tasks:

Key Activities	Current Status
Financial Reporting
•     Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections
•     Quantify key differences for opening balance sheet
•     Identify and quantify impact on taxation
•     Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations

•     Finalized IFRS 1 elections and formulated policy positions for key accounting differences during 2009
•     Identification of taxation impact and quantification is in progress
•     Preparation of draft skeleton consolidated financial statements and IFRS 1 reconciliations are in progress

Training • Provide technical training to key finance personnel and accounting personnel at all site locations	• Initial training program complete • Specific training will be provided on an as-needed basis during 2010
Business Activities • Assess impact of conversion on budgeting and forecasts	• Planning is underway
Control Environment • Maintain effective controls throughout the IFRS conversion process • Revise control environment for changes in processes and controls as a result of transition to IFRS	• To be completed
Financial Information Systems
•     Determine and implement solution for capturing IFRS information throughout 2010 while still reporting in Canadian GAAP (i.e. for comparative period)
•     Identify impact on financial systems and changes required
• Implementation is in progress with further information to be gathered • Analysis of system changes is in progress

As at December 31, 2009, we have substantially completed our scoping and planning and are well underway in our design and solution development.

We have identified key areas where changes in accounting policy are expected on our transition from Canadian GAAP to IFRS listed below.  This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS.  We have not yet completed the quantification of the impact of these changes at this stage in our conversion project.

First-time adoption of IFRS

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis.  IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal.  The most significant IFRS optional exemptions which we expect to apply are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business Combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative Translation Differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing Costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.

Functional Currency

IFRS requires functional currency to be assessed independently for each subsidiary within a consolidated group and introduces the concept of primary and secondary factors.  We determined the U.S. dollar to be our functional currency for Canadian GAAP effective January 1, 2009.

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are denominated and then converted to the accounting functional currency at the current rate.  IFRS requires that deferred taxes be determined in an entity’s functional accounting currency.  The different treatment under IFRS results in a measurement difference for deferred taxes on monetary items where an entity’s tax and accounting functional currencies differ.  We expect that this GAAP difference will impact a significant number of our subsidiaries.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination.  This exemption does not exist in Canadian GAAP.

Asset Impairment

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment in the event that indicators exist.  The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate.  If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary.  If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, an entity is required to assess whether there is an indication of impairment at each reporting date.  If such an indication exists, the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount.  Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use.  Value in use is the present value of the future cash flows expected to be derived from an asset or CGU.  An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount.  Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

This change may result in impairment losses being recognized earlier under IFRS that would not be recognized under Canadian GAAP.

Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation.  We do not expect this GAAP difference to have a large impact on our estimates.

The discount rate used to determine the present value of the expenditures for Canadian GAAP is the credit-adjusted risk free rate for the entity.  IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with Canadian GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation.  IFRS requires the re-measurement of the liability at each reporting date.  Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under Canadian GAAP.

The recognition principle is broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where Canadian GAAP requires a liability to be recognized when there is a legal obligation.

We have not yet determined the impact of these changes on our consolidated statement of income (loss) or on our consolidated balance sheet.  There will be no impact on our consolidated statement of cash flow.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at March 4, 2010, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price C$	Remaining Life (years)
Capital stock	78,722,563
Stock options	5,238,684	$10.50 - $40.62	0.8 - 9.8
Fully diluted	83,961,247

Subsequent Events

(a)
In February 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,619,000, net proceeds were approximately $107,770,000.

(b)
We completed the sale of our Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) on February 26, 2010 for total consideration of $14,250,000 (C$15,000,000), including $7,125,000 (C$7,500,000) payable in common shares of Silvercorp, for an estimated after tax gain of $12,100,000.

RISKS AND UNCERTAINTIES

The Pirquitas Mine recently commenced production, and there is a risk that the production and cost estimates for the Pirquitas Mine may vary and/or not be achieved.

We have prepared estimates of future production, operating costs and capital costs for the Pirquitas Mine. We cannot give any assurance that such production or cost estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The Pirquitas Mine is our only mineral property in production, and we do not have other mineral properties under development.

The Pirquitas Mine is our only mineral property in production, and we do not currently have other mineral properties under development. The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of operating the Pirquitas Mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Mine or any of our other mineral properties.

We have limited revenue from operations.

We are a company transitioning from exploration and development to production and to date have generated limited revenue from operations. Other than the Pirquitas Mine, which has recently achieved commercial production, all of our properties are in the exploration stage. We have not defined or delineated any proven or probable reserves on any of our exploration stage properties other than at our Pitarrilla Project. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties, and we may need to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control, including:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources.  We currently generate limited operating revenue, and must primarily finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our production, exploration and development activities, if any, will depend on our ability to generate sufficient operating revenue from the Pirquitas Mine and obtain additional external financing. Any unexpected costs, problems or delays during the early stages of production at the Pirquitas Mine could severely impact our ability to generate revenue from production at the Pirquitas Mine and continue our exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We have a history of losses and may continue to incur losses for the foreseeable future.

We have a history of losses, including a loss of $13.2 million for the year ended December 31, 2009, $5.9 million for the year ended December 31, 2008 and $34.0 million for the year ended December 31, 2007.

We expect to continue to incur losses unless and until such time as the Pirquitas Mine generates sufficient revenues to fund continuing operations. The exploration and development of our other mineral properties will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and our acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

Market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

An event of default under our 4.5% Convertible Senior Notes due 2028 may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing our 4.5% Convertible Senior Notes due 2028 (the “Convertible Notes”), we made various covenants to the trustees on behalf of the holders of the Convertible Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, we could lose our properties, including the Pirquitas Mine, and our shareholders could lose their entire investment.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus or any applicable Prospectus Supplement, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

The operation of the Pirquitas Mine, as well as our exploration activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including continued production at the Pirquitas Mine, and further exploration, development and commencement of production on our other mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. At present, environmental impact studies are being performed at the Pirquitas Mine and the San Luis Project.  These studies are at an early stage and we are currently unable to discern the results of these studies.  We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We intend to enter into long-term supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Mine to metal traders or integrated mining and smelting companies. We intend to sell the balance of these concentrates in the spot market. There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. The operation of the Pirquitas Mine and our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbance;

•	labor unrest;

•	expropriation or nationalization;

•	changing fiscal regimes and uncertain regulatory environments;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;

•	underdeveloped industrial and economic infrastructure; and

•	the unenforceability of contractual rights and judgments.

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in U.S. and Canadian dollars. We expect that our future revenue, if any, will be in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the operation of the Pirquitas Mine, our costs denominated in the currency of Argentina have increased over past levels, and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the Canadian dollar against the U.S. dollar will result in a loss on our books to the extent we hold funds in Canadian dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities than us or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. In particular, we face competition for qualified personnel for the Pirquitas Mine, which may increase our costs of operating the mine or result in delays. A significant number of expatriate employees are currently required in the early stages of production at the Pirquitas Mine to train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. Currently, our Vice President, Exploration, Kenneth McNaughton, serves as a director of Silvermex (with which we have an option agreement relating to the San Marcial Project) and our Senior Vice President, Corporate Development, Joseph Ovsenek, also serves as a director of Silvermex. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We are subject to claims and legal proceedings.

We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees required for the operation of the Pirquitas Mine and our other activities may have a material adverse effect on our business and financial condition. Our current President and Chief Executive Officer, A.E. Michael Anglin, holds such position on an interim basis while the Board of Directors conducts a search for a replacement for Dr. Quartermain, who resigned effective January 19, 2010. Our inability to attract and retain a suitable replacement for Dr. Quartermain, or any prolonged delay in doing so, may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our three most recent fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Risks Related to our Common Shares

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The market price of our common shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND NON-GAAP PERFORMANCE MEASURES

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production and cost estimates for the Pirquitas Mine;

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations, including start-up delays and operational issues;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	commodity price fluctuations;

•	our history of losses and expectation of future losses;

•	recent market events and conditions;

•	risks related to general economic conditions;

•	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	risks related to estimates of future income tax assets and liabilities;

•	risks related to claims and legal proceedings;

•	our ability to maintain adequate internal control over financial reporting; and

•	our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A.  For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the discussion under “Non-GAAP Financial Performance Measures” on page 15 of our MD&A.

Starting in this MD&A, we are introducing “Production cost per ounce”, “Cash operating cost per ounce” and “Total cost per ounce”.  Production cost per ounce is used as a measure of cash production costs before any deductions related to concentrate sales.  This measure is used by management to measure the performance of plant and mill operations and we believe it is a useful measure to investors during our early stages of production.  This measure is then adjusted for various sales-related deductions to arrive at cash operating cost per ounce.  This measure is commonly used within the industry and we believe provides investors with valuable information regarding our performance.  Cash operating cost is aggregated with depletion, depreciation and amortization to arrive at the total cost per ounce, which provides investors with the total cost of producing an ounce of silver, which we believe to be a valuable measure for determining our future profitability.

For additional information related to these non-GAAP performance measures, please refer to page 15 in the Non-GAAP Financial Performance Measures section of this MD&A.